UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 04, 2013
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on June 04, 2013, entitled "Recommendation from Statoil's nomination committee".

Recommendation from Statoil's nomination committee

The nomination committee in Statoil (OSE:STL, NYSE:STO) recommends that the company's corporate assembly elects Catherine Hughes and James J. Mulva as new members of Statoil's board of directors.

Furthermore, the nomination committee recommends re-election of Svein Rennemo (chair), Grace Reksten Skaugen (deputy chair), Børge Brende, Bjørn Tore Godal, Maria Johanna Oudeman and Jakob Stausholm as members of the board of directors. Board members Roy Franklin and Lady Barbara Judge have notified the nomination committee that they do not wish to stand for re-election to the board of directors.

Catherine Hughes is a Canadian/French citizen. She has an extensive career within the oil and gas industry. From 2009 to 2013 she worked for Nexen, located in Alberta, Canada, first as vice president (VP) operational services, technology and HR and from 2012 as executive vice president responsible for all activities outside Canada. From 2005 to 2009, she was VP exploration and production services then VP oil sands at Husky Oil. Prior to that Hughes spent 20 years with Schlumberger and held key positions in various countries including Nigeria, Italy, France, UK, Canada and USA. She holds a Bachelor of Science degree in electrical engineering from Institut National des Sciences Appliquées de Lyon.

James J. Mulva is a US citizen. He was president and CEO of Houston-based ConocoPhillips from 2002 until retirement in 2012. From 2004 to 2012 he also served as chairman of the board. Prior to this he was chairman, president and CEO of Phillips Petroleum from 1999 to 2002. Mulva started his career in the oil and gas industry with Phillips Petroleum Company in 1973 and held positions within the finance area, being chief financial officer (CFO) from 1990 -1993. He served as chief operating officer (COO), responsible for all operations including refineries, offshore and onshore activities from 1994 to 1999. He holds a Master of Business Administration from University of Texas. Mulva presently serves at the board of directors of General Motors and General Electric.

The election to Statoil's board of directors takes place in the company's corporate assembly Tuesday 11 June 2013. It is proposed that the election enters into effect from 1 July 2013 until the next ordinary election of shareholder-representatives to the board of directors in 2014.

Live Haukvik Aker is elected member of the board of directors of Kværner ASA and has subsequently resigned from her positions in the corporate assembly and nomination committee of Statoil ASA as of today.

Contacts:
Olaug Svarva, chair of the nomination committee

All enquiries to be directed through
Statoil Corporate Press Office
Jannik Lindbæk
Tel: +47 977 55 622

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 04, 2013	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer